Exhibit

Exhibit Description

99.1	Announcement on 2009/01/21: To announce the registration of capital reduction due to the retirement of certain treasury stocks

99.2	Announcement on 2009/01/22: Represent subsidiary UMC CAPITAL CORP. to announce related materials on investment of MORGAN STANLEY FRN

99.3	Announcement on 2009/01/22: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2009/02/04:To announce accumulative shares repurchased exceeding NTD$300 million in value

99.5	Announcement on 2009/02/10: UMC announced its unconsolidated operating results for the fourth quarter of 2008

99.6	Announcement on 2009/02/10: To clarify reports on Commercial Times on Feb 10, 2009

99.7	Announcement on 2009/02/10:To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8	Announcement on 2009/02/10: The Company’s impairment of assets by applying ROC SFAS No. 34

99.9	Announcement on 2009/02/12: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.10	Announcement on 2009/02/16: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.11	Announcement on 2009/02/16: The completion of share buy-back program

99.12	Announcement on 2009/02/10: January Revenue

99.13	Announcement on 2009/02/10: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

To announce the registration of capital reduction due to the retirement of certain treasury stocks

1.Date of the Competent Authority’s approval of the capital reduction: 2005/11/15

2.Date of completion of capital amendment registration: 2009/01/19

3.Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$135,434,870,510; the shares outstanding are 13,543,487,051 shares; book value per share is NT$15.63

(2) After the capital reduction: The paid-in capital is NT$129,877,713,150; the shares outstanding are 12,987,771,315 shares; book value per share is NT$15.63

4.Share conversion operations plan: None

5.Any other matters that need to be specified:

(1) The company received the SPA authorization letter on January 21, 2009.

(2) The company calculated the book value per share based on the date of capital reduction on December 17, 2008.

Exhibit 99.2

Announcement on 2009/01/22: Represent subsidiary UMC CAPITAL CORP. to announce related materials on investment of MORGAN STANLEY FRN

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): MORGAN STANLEY FRN (Floating Rate Note)

2.Date of occurrence of the event: 2009/01/22

3.Volume, unit price, and total monetary amount of the transaction: Transaction volume: 99 units, price per unit: USD$100,000, total amount of the transaction:USD$9,900,000

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Morgan Stanley Private Wealth Management Hong Kong; None

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Paid in full in each transaction; none.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Follow the article of the FRN; Receive the principal of the FRN on due date; The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:0 units; amount: USD$0; percentage of holdings: N/A

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 63.50% ratio of shareholder’s equity: 63.56%; the operational capital as shown in the most recent financial statement: USD$27,670,046

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: financing operation

15.Net worth per share of company underlying securities acquired or disposed of: N/A

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2008/02/27~2009/01/21

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$735,354,244 NTD; total transaction price:$735,354,244 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MURATA MACHINERY TAIWAN,LTD.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.4

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2009/02/04

2.Number of shares repurchased this time: 45,695,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$346,253,318

5.Average repurchase price per share this time: NTD$7.58

6.Cumulative number of own shares held during the repurchase period: 136,874,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.01

8.Any other matters that need to be specified: None

Exhibit 99.5

UMC announced its unconsolidated operating results for the fourth quarter of 2008
1.Date of the investor/press conference: 2009/02/10
2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei
3.Financial and business related information: United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the fourth quarter of 2008. Year-over-year revenue decreased about 32.9% to NT$18.54 billion from NT$27.62 billion, and a 25.1% QoQ decrease from NT$24.75 billion in 4Q08.The gross margin rate was 10.2%, the operating margin was -6.3%. Affected by the impairment loss, net non-operating loss was NT$21.78 billion, net loss was NT$23.51 billion and loss per share was NT$1.81 for the fourth quarter of 2008. For 2008 whole year, the operating income was NT$92.53 billion, gross margin was 16.9%;opertaing gain was NT$2.3 billion and operating margin was 2.5%. Influenced by impairment loss in 2H08,net non-operating loss is NT$23.7 billion. The company has a net loss of NT$22.32 billion and loss per share of $1.7 for 2008.
Dr. Shih-Wei Sun, CEO of UMC said, “The global economic recession in 4Q08 also impacted UMC, characterized by a sharp drop in customer demand during the quarter. For the quarter, wafer shipments dropped to 567 thousand 8-inch equivalent wafers. Customers still remain conservative about end market demand and are strictly controlling their purchase orders and inventory levels. However, UMC’s internal indicators have shown signs that the demand drop may have bottomed out, and we are closely watching for signs of recovery. Although it is difficult to predict upcoming industry conditions, UMC R&D for advanced technologies remains on schedule as originally planned.
Many customers are adopting our 40/45nm technologies with customer products currently in pilot production using low-power and high-performance logic processes. In addition, we have already proven high-k/metal-gate (HK/MG) technology with yielding 45nm SRAM test products. This is an important milestone for UMC’s HK/MG technology. We are also an industry leader in 28nm, having independently developed the foundry industry’s first fully functional 28nm SRAM chip.
These technology breakthroughs will further enhance our long-term competitiveness.” Mr.Chitung Liu, CFO of UMC said, “UMC always follows financial accounting standards strictly, and we hope that our financial report can timely reflect the company’s overall financial status. UMC had net non-operating losses of NT$21.78 billion in 4Q08, separated into three main parts: (1) under the impact of the global financial crisis, we recognized investment losses of NT$12.32 billion and other-than-temporary losses on financial assets of NT$2.82 billion pursuant to ROC GAAP SFAS No. 5 and SFAS No. 34, respectively; (2) the impairment losses for goodwill and idle assets totaling NT$4.07 billion were recognized pursuant to SFAS No. 35; (3) the loss on decline in market value of inventories, NT$2.68 billion, was recognized pursuant to SFAS No. 10. However, UMC had net cash inflow of NT$10.93 billion during 4Q, since all of the aforementioned non-operating losses were non-cash charges.” Dr. Sun continued, “In the second half of 2008, UMC took solid steps towards enhancing UMC operations, including improving production efficiency, implementing cost rationalization policies, and streamlining human resource allocation. Through cost-control measures, we have lowered our operating breakeven point to approximately 60% utilization rate. Going forward, we will continue to enhance execution and monitor results to look for areas that can be further improved upon.
UMC has independent R&D and solid manufacturing capabilities backed by a healthy financial structure, and supported through sufficient operating capital. We will continue to strengthen the development of our advanced technologies, and follow our Customer-Driven Foundry Solution strategy to provide customized solutions to our global foundry customers.”

4.Any other matters that need to be specified: None

Exhibit 99.6

To clarify reports on Commercial Times on Feb 10, 2009

1.Name of the reporting media: Economic Daily News, A1
2.Date of the report: 2009/02/10
3.Content of the report: UMC sell machinery to KYEC
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information: The Company’s policy is to follow the Regulations Governing the Acquisition and Disposal of Assets by Public Companies and announce the material machinery transactions when necessary. The company has no comment on the report related to UMC’s operating activities published by the mass media.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.7

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2009/02/10

2.Number of shares repurchased this time: 60,700,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$480,780,436

5.Average repurchase price per share this time: NTD$7.92

6.Cumulative number of own shares held during the repurchase period: 197,574,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.46

8.Any other matters that need to be specified: None

Exhibit 99.8

The Company’s impairment of assets by applying ROC SFAS No. 34

1.Date of occurrence of the event: 2009/02/10

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: none

6.Countermeasures: none

7.Any other matters that need to be specified: The company announced the effect of the impairment loss from Hsun-Chieh Investment Company (1) Following the impairment test pursuant to ROC SFAS No.34, Hsun-Chieh Investment Company, the company’s long-term investment accounted for under the equity method, has decided to recognize an other-than-temporary impairment loss. The company recognized a proportional loss of NT$9.2 billion under the equity method. This is a non-cash impairment loss, and does not have any impact on the working capital and cash flow of the company.

(2) The company reviewed and evaluated the investment periodically, and has recorded the possible investment loss under unrealized loss on financial instruments under stockholder’s equity. This impairment of assets has a minor effect on shareholders equity and net value per share in the current period.

(3) All figures have not yet been audited by an independent accountant.

Exhibit 99.9

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2009/02/12

2.Number of shares repurchased this time: 55,860,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$450,784,884

5.Average repurchase price per share this time: NTD$8.07

6.Cumulative number of own shares held during the repurchase period: 253,434,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.87

8.Any other matters that need to be specified: None

Exhibit 99.10

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2009/02/16

2.Number of shares repurchased this time: 46,566,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$398,839,693

5.Average repurchase price per share this time: NTD$8.57

6.Cumulative number of own shares held during the repurchase period: 300,000,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.22

8.Any other matters that need to be specified: None

Exhibit 99.11

The completion of share buy-back program

1.Originally determined ceiling on total monetary amount of the share repurchase: NTD$65,426,786,000

2.Original scheduled period for the repurchase: 2008/12/17~2009/02/16

3.Originally determined number of shares to be repurchased: A maximum of 300,000,000 shares

4.Originally determined type of shares to be repurchased: Common shares

5.Originally determined repurchase price range: NTD$5.12 to NTD$11.52 per share.

6.Date of expiry of the repurchase period or completion of the repurchase: 2009/02/16

7.Number of shares repurchased: 300,000,000 shares

8.Type of shares repurchased: Common shares

9.Total monetary amount of shares repurchased: NTD$2,393,337,299

10.Average repurchase price per share: NTD$7.98

11.Cumulative number of own shares held: 300,000,000 shares

12.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.22%

13.Reason for non-completion of the share repurchase at expiry of the repurchase period: Not applicable

14.Any other matters that need to be specified: None

Exhibit 99.12

United Microelectronics Corporation
February 23, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
January	Invoice amount	2,291,303	6,650,679	(4,359,376)	-66%
2009	Invoice amount	2,291,303	6,650,679	(4,359,376)	-66%
January	Net sales	3,152,994	8,215,553	(5,062,559)	-62%
2009	Net sales	3,152,994	8,215,553	(5,062,559)	-62%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	110,595

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	4,161,134
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	3,834,960	7,500,000
Fair Value	(57,295)	82,915
Net Profit from Fair Value	(117,045)	2,554
Written-off Trading Contracts	5,779,253	7,500,000
Realized profit (loss)	(1,058)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.13

United Microelectronics Corporation
For the month of January, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of January, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	December 31, 2008	January 31, 2009	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	December 31, 2008	January 31, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	January	2009
Fixed assets	44,864	44,864
Semiconductor Manufacturing Equipment	379,666	379,666

4)	The disposition of assets (NT$ Thousand)

Description of assets	January	2009
Fixed assets	0	0
Semiconductor Manufacturing Equipment	0	0